Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description is based on relevant portions of the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation, as amended, (our “Charter”) and the Amended and Restated Bylaws (our “Bylaws”) of International Baler Corporation (“we,” “our,” or the “Company”). The description is not necessarily complete and is subject to, and qualified in its entirety by, our Charter and Bylaws, included as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is also included, and the relevant portions of the DGCL.

General

Our authorized stock consists of 25,000,000 shares of common stock, $.01 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, $.0001 par value per share (“Preferred Stock”). As of January 20, 2021, there were 5,183,895 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

Common Stock

Listing

Our Common Stock is quoted on the OTC Pink Sheets under ticker symbol “IBAL”.

Fully Paid

The issued and outstanding shares of Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Dividends

Holders of Common Stock are entitled to share equally and ratably in any dividends declared by our Board of Directors out of funds legally available for distribution to our stockholders, subject, if Preferred Stock is then outstanding, to any preferential rights of such Preferred Stock.

Voting

Under the terms of our Charter, each share of Common Stock entitles the holder of record to one vote, in person or by proxy, at all meetings of stockholders, and the votes are noncumulative. Except as required by law, holders of Common Stock vote together as one class.

Preemptive, Conversion or Similar Rights

Our Common Stock is not redeemable, has no subscription or conversion rights and does not entitle the holder to any preemptive rights. There are no sinking fund provisions for or applicable to the Common Stock.

Liquidation Preference

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of Common Stock are entitled to share, on a pro rata basis, any assets or funds remaining after payment in full of all creditors and holders of Preferred Stock. Neither the merger or consolidation of the Company into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Company, nor the sale, lease, exchange or other disposition of all or substantially all the assets of the Company shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer and Trust Company, whose address is 6201 15th Avenue, Brooklyn, NY 11219.

Preferred Stock

Our Board of Directors may, without further action by the Company’s stockholders, from time to time, direct the issuance of up to 10,000,000 shares of Preferred Stock in one or more series, with such designations and such relative voting, dividend, liquidation preferences and sinking fund terms, conversion, terms of redemption, and other rights, preferences and limitations as are stated in our Charter, or any certificate of designation establishing such series adopted by our Board of Directors, any or all of which may be greater than the rights of our Common Stock. Except as required by law, the holders of preferred shares having voting rights and the holders of common shares shall vote together as one class.

Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on our Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our Common Stock. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of our Common Stock. There are no shares of Preferred Stock outstanding, and we have no present intention to issue any shares of Preferred Stock.

Possible Anti-Takeover Effects of Delaware Law and our Charter and By-Laws

Certain provisions the DGCL and our Charter and Bylaws may make it more difficult for third parties to acquire control of us. These provisions, described below, are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors.

DGCL Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL, an anti-takeover statute. Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by our stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated Preferred Stock makes it possible for our board of directors to issue one or more series of Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice shall be delivered to or mailed and received at our principal executive offices not less than 60 calendar days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 75 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 15th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever first occurs. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may have the effect of precluding our stockholders from bringing matters before a meeting or from making nominations for directors if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect a slate of directors or otherwise attempting to obtain control of the Company.

Call of Special Meetings; Action by Written Consent.

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by resolution of the Board of Directors. Our Bylaws provide that any action which may be taken at any meeting of stockholders may be taken without a meeting and without prior notice, if signed by the minimum number of votes that would be necessary to authorize or take such action, at meeting at which all shares entitled to vote thereon were present and voted.

Size of Board of Directors; Removal and Vacancies

Our Charter provides that the authorized number of directors may be determined by the board of directors, provided that the board shall consist of at least five (5) members, but no more than nine (9) members. Our Bylaws provide that vacancies in the board of directors resulting from death, resignation, disqualification, removal or other cause shall be filled for the unexpired terms by the affirmative vote of a majority of the remaining members of the board of directors. This may deter a stockholder from increasing the size of our board and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board of Directors

Our board of directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms such that approximately a third of directors are up for election each year. Therefore, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. As a result, the Company’s classified board of directors may discourage proxy contests for the election of directors or purchases of a substantial block of Common Stock because its provisions could operate to prevent obtaining control of our board of directors in a relatively short period of time. The classification provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company. In addition, because Section 141(k)(1) of the DGCL provides that a director serving on a classified board of directors may be removed only for cause, a classified board of directors could delay stockholders who do not agree with the policies of our board of directors from replacing a majority of our board of directors for two years unless they can demonstrate that the directors should be removed for cause and obtain the requisite vote.

Amendments to Bylaws

Our Bylaws provide that in addition to any requirements set forth by the DGCL, the Bylaws may be adopted, amended or repealed by approval of a majority of our board of directors.

Limitation on Director Liability

Our Charter includes provisions permitted under the DGCL relating to the liability of our directors and officers. Directors of the Company shall not be personally liable to the Company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Our Charter further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will automatically be deemed eliminated and limited to the fullest extent permitted by the DGCL as so amended.